UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

PATH 1 NETWORK TECHNOLOGIES INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
654892108
(CUSIP Number)
Martin A. Traber, Esquire Foley & Lardner LLP 100 N. Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 225-4126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 6, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 654892108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Margaret M. McElroy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 441,900
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 441,900
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 654892108

Item 1. Security and Issuer

        This Schedule 13D relates to Shares of Beneficial Interest (the “Shares”) of the following corporation (the “Issuer”):

Path 1 Network Technologies, Inc. 6215 Ferris Square Suite 140 San Diego, CA 92121

Item 2. Identity and Background

        (a)     This Schedule 13D is being filed by Margaret M. McElroy (the “Reporting Person”).

        (b)     The address of the Reporting Person is 482 Harbour Drive N., Indian Rocks Beach, Florida 33785.

        (c)     The Shares are held in the Margaret M. Cope Administrative Trust (the “Trust”) which was established on September 5, 2002 solely for estate and tax planning purposes. The Reporting Person is the sole Beneficiary and the sole Trustee of the Trust and personally maintains complete voting control and investment power with respect to such Shares

        (d)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (e)     The Reporting Person is a citizen of the United States and the Trust has been established under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Person has utilized personal funds in order to purchase Shares of the Issuer’s common stock in open market transactions over a period of several months.

Item 4. Purpose of Transaction

        The Reporting Person acquired the Shares of the Issuer for investment purposes. The Reporting Person may, from time to time, acquire additional shares or dispose of all or some of the Shares, in each case in open market or private transactions, or may continue to hold the Shares, depending on business and market conditions, and the Reporting Person’s continuing evaluation of the business and prospects of the Issuer and other factors.

        The Reporting Person may, at some future date, decide to make additional investments in or to dispose of shares of the Issuer for investment purposes.

        Except as set forth above and except as described below, the Reporting Persons has no present plans or proposals which relate to or would result in:

        (a)     The acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

        (b)     An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)     Any material change in the present capitalization or dividend policy of the Issuer;

        (f)     Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 654892108

        (g)     Any changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)     Causing a class of shares of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

        (i)     A class of equity shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) and (b).     As of the date hereof, the Reporting Person beneficially owns 441,900 shares of the Issuer’s common stock comprising of 6.42% of the issued and outstanding common stock of the Issuer. The percentage used herein is calculated based upon the 6,882,221 shares of common stock which was reported as issued and outstanding by the Issuer as of April 30, 2005 in information previously made available to the public.

        (c)     Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer’s Shares were effect by any of the Reporting Person.

        (d)     Not applicable.

        (e)     Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

        None

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005

/s/ Margaret M. McElroy
MARGARET M. McELROY